Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                          May 17, 2011

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:   AllianceBernstein Corporate Shares
            - AllianceBernstein International Focus Shares
            Post-Effective Amendment No. 10
            File Nos. 333-112207 and 811-21497
            ------------------------------------------------

Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Corporate Shares on behalf of its series, AllianceBernstein International Focus Shares (the "Fund"), as provided orally to Young Seo of this office on April 15, 2011. The Staff's comments and our responses are discussed below.

Prospectus
----------

Comment 1:  Fees and Expenses of the Fund: The introductory paragraph for Annual
            Fund Operating Expenses table should be moved to after the Fee
            Table.

Response:   We believe that the paragraph should remain as the Introductory
            Paragraph since it describes why the fees are reflected as 0.00% and alerts an investor to disclosure about wrap fees paid to a wrap fee program sponsor. The same disclosure has appeared in four other prospectuses for AllianceBernstein Funds that are offered to wrap fee programs and that have been previously reviewed by the Staff. We have not revised the disclosure in response to this comment.

Comment 2:  Fees and Expenses of the Fund: The first sentence of the introductory paragraph for Annual Fund Operating Expenses table states that "[t]his table shows the fees and the Total Fund Operating Expenses of the Fund as 0.00% because the Adviser does not charge any fees or expenses and reimburses all fund operating expenses, except certain extraordinary expenses, taxes, brokerage costs and the interest on borrowings or certain leveraged transactions." Please confirm that acquired fund expenses are not one of the excepted expenses.

Response:   Acquired fund expenses would be one of the excepted expenses.

Comment 3:  Fees and Expenses of the Fund: The last sentence of the introductory paragraph for Annual Fund Operating Expenses states that "[p]articipants in a wrap fee program eligible to invest in the Fund pay fees to the program sponsor and should review the wrap program brochure provided by the sponsor for a discussion of fees and expenses charged." The Staff suggests that this sentence be bolded.

Response:   We have revised the disclosure in response to this comment.

Comment 4:  Fees and Expenses of the Fund: Please confirm that the Fund pays no acquired fund fees and expenses since they are not shown in the Fee Table.

Response:   The Fund has not commenced operations.

Comment 5:  Either in the Summary section or in the Item 9 disclosure, please include an explanation of how the Adviser defines "non-U.S.
            issuers".

Response:   The definition of "non-U.S. issuers" is included in the Glossary.

Comment 6:  Principal Strategies: Please confirm whether the eighth paragraph regarding "currencies" describes a principal strategy of the Fund or if the disclosure should be included as an Item 9 disclosure.

Response:   We confirm that the paragraph describes a principal strategy of the Fund.

Comment 7 : Principal Strategies: The first sentence of the ninth paragraph states that "[t]he Fund may make short sales of securities or maintain a short position". Please confirm in the response letter whether any expenses related to short sales are in fact included in the Fee Table under the heading "Other Expenses".

Response:   The Fund has not commenced operations and does not have short sale expenses to disclose in the Fee Table.

Comment 8:  Fees and Expenses of the Fund: The first sentence of the introductory paragraph for Annual Fund Operating Expenses table states that "[t]his table shows the fees and the Total Fund Operating Expenses of the Fund as 0.00% because the Adviser does not charge any fees or expenses and reimburses all fund operating expenses, except certain extraordinary expenses, taxes, brokerage costs and the interest on borrowings or certain leveraged transactions". Please confirm whether short sale expenses are included in the total fee waiver or whether they are excepted.

Response:   Short sales expenses are not included in the fee waivers.

Comment 9:  Portfolio Manager: The portfolio manager disclosure states that
            "Laurent Saltiel ... has been the  person  responsible  for
            day-to-day  management  of   the  Fund's  portfolio  since  its
            inception". In lieu of stating "since its inception", please insert a date.

Response:   We have revised the disclosure in response to this comment.

Comment 10: Additional Information About the Fund's Risks and Investments: Under
            the heading "Derivatives", the first sentence states that "[t]he Fund may, but is not required to, use derivatives for risk management purposes or as part of its investment strategies". However, in the Summary section, the use of derivatives is listed as a principal strategy. Please reconcile the two disclosures.

Response:   We do not believe the disclosures are inconsistent. The principal strategies disclosure related to derivatives states that the Fund
            "may" use the derivatives described. We have not revised the disclosure in response to this comment.

Comment 11: Principal Risks: Derivatives risk disclosure should be tailored to the types of derivatives the Fund intends to use and the risks specific to those types of derivatives.

Response:   We have not revised the disclosure in response to this comment because we believe that the disclosure appropriately describes the derivatives used by the Fund.

Comment 12: Additional Information About the Fund's Risks and Investments: If
            engaging in swap transactions is a principal strategy/risk, disclosure regarding swap transactions should be included in the Summary section.

Response:   Swap transactions are not a principal strategy of the Fund.

Comment 13: Additional Information About the Fund's Risks and Investments: In
            the disclosure regarding credit default swap agreements, if the Fund expects to sell, please confirm that the Fund will cover the full notional value of the swaps.

Response:   Disclosure regarding credit default swap agreements has been deleted.

Comment 14: Management of the Fund: Disclosure regarding Laurent Saltiel in the
            Portfolio Managers section states that "[p]rior thereto, he was associated with Janus Capital since prior to 2006". Please provide description of the capacity in which he was associated with Janus.

Response:   We have revised the disclosure in response to this comment.

SAI
---

Comment 15: Management of the Fund - Officer Information: Description of the
            principal occupation during the past five years for Laurent Saltiel should conform to the disclosure in the prospectus.

Response:   We have revised the disclosure in response to this comment.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                   Sincerely,

                                                   /s/ Young Seo
                                                   -------------
                                                   Young Seo


cc:   Emilie D. Wrapp, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.


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